FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

Reference is made to the announcement dated 20 September 2018 (the "Announcement") made by HSBC Holdings plc (the "Company"). Unless otherwise defined in this announcement, capitalised terms used herein shall have the same meanings given to them in the Announcement.

The Company is pleased to announce that all of the conditions precedent under the Subscription Agreement have been satisfied (or where permitted, waived) and SGD 750,000,000 5.00% Perpetual Subordinated Contingent Convertible Securities (ISIN: XS1882693036) (the "Securities") were issued on 24 September 2018 in accordance with the terms of such agreement.

Application has been made for the Securities to be admitted to listing on the Official List of the Irish Stock Exchange plc trading as Euronext Dublin and to trading on its Global Exchange Market.

Enquiries:

Investor enquries to:

Greg Case (UK)                    Tel: +44 (0) 20 7992 3825            greg.case@hsbc.com
Hugh Pye (HK)                      Tel: +852 2822 4908                    hugh.pye@hsbc.com

Media enquiries to:

Ankit Patel (UK)                   Tel: +44 (0) 20 7991 9813             ankit.patel@hsbc.com
Vinh Tran (HK)                     Tel: +852 2822 4924                     vinhtran@hsbc.com.hk

Disclaimers
This announcement does not constitute an offer of any securities for sale. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the United States. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors.

In particular, in June 2015, the United Kingdom Financial Conduct Authority (the 'FCA') published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which took effect from 1 October 2015 (the 'PI Instrument'). Under the rules set out in the PI Instrument (as amended or replaced from time to time, the 'PI Rules') certain contingent write-down or convertible securities (including any beneficial interests therein), such as the Securities, must not be sold to retail clients in the EEA and there must not be any communication or approval of an invitation or inducement to participate in, acquire or underwrite the Securities (or the beneficial interest in the Securities) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the EEA (in each case, within the meaning of the PI Rules), other than in accordance with the limited exemptions set out in the PI Rules.

The Company and the Managers are required to comply with the PI Rules. By purchasing, or making or accepting an offer to purchase, any Securities from the Company and/or the Managers, each prospective investor represents, warrants, agrees with and undertakes to the Company and its affiliates and each of the Managers and their affiliates that:

(i)            it is not a retail client in the EEA (as defined in the PI Rules);

(ii)           whether or not subject to the PI Rules, it will not sell or offer the Securities to retail clients in the EEA or communicate (including the distribution of the Prospectus or the Prospectus Supplement) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that is likely to be received by a retail client in the EEA (in each case within the meaning of the PI Rules), in any such case other than (i) in relation to any sale of or offer to sell the Securities (or any beneficial interests therein) to a retail client in or resident in the United Kingdom, in circumstances that do not and will not give rise to a contravention of PI Rules by any person and/or (ii) in relation to any sale of or offer to sell the Securities (or any beneficial interests therein) to a retail client in any EEA member state other than the United Kingdom, where (a) it has conducted an assessment and concluded that the relevant retail client understands the risks of an investment in the Securities (or such beneficial interests therein) and is able to bear the potential losses involved in an investment in the Securities (or such beneficial interests therein) and (b) it has at all times acted in relation to such sale or offer in compliance with the Markets in Financial Securities Directive (2004/39/EC) ('MiFID') to the extent it applies to it or, to the extent MiFID does not apply to it, in a manner which would be in compliance with MiFID if it were to apply to it; and

(iii)          it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) any such laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company and/or the Managers the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU ('MiFID II'); (ii) a customer within the meaning of Directive 2002/92/EC ('IMD'), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (the 'PRIIPs Regulation') for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. The expression 'Prospectus Directive' means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in the Member State.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,800 offices in 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,607bn at 30 June 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 24 September 2018